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                             December 8, 2021

       Roy Kuan
       Chief Executive Officer
       Generation Asia I Acquisition Ltd
       Boundary Hall
       Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Generation Asia I
Acquisition Ltd
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 22,
2021
                                                            File No. 333-260431

       Dear Mr. Kuan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed November 22, 2021

       Cover Page

   1. We note your disclosure here, on page 14, and throughout your filing that if you successfully acquire a
PRC company, you may conduct operations in China through a
                                                        series of contractual
arrangements with a VIE in China that provides you with "effective control" over the VIE,
"allows [you] to receive substantially all of the economic benefits from the VIE", and that
a VIE domiciled in China "is under [your] control." We also note the disclosure that
"[t]hrough contractual arrangements with the VIE and its shareholders,
                                                        [you] may become the
primary beneficiary of the VIE." However, you or your investors
 Roy Kuan
Generation Asia I Acquisition Ltd
December 8, 2021
Page 2
      will not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you will need to meet for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.
2.    Please refrain from using terms such as    we    or    our    when
describing activities or
      functions of a VIE.
       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameRoy Kuan
                                                           Division of
Corporation Finance
Comapany NameGeneration Asia I Acquisition Ltd
                                                           Office of Life
Sciences
December 8, 2021 Page 2
cc:       Jin Park, Esq.
FirstName LastName